SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(AMENDMENT NO. 2)
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

GERDAU AMERISTEEL CORPORATION
(Name of the Issuer)
GERDAU AMERISTEEL CORPORATION
GERDAU S.A.
GERDAU STEEL NORTH AMERICA INC.
MARIO LONGHI
JORGE GERDAU JOHANNPETER
FREDERICO C. GERDAU JOHANNPETER
ANDRE GERDAU JOHANNPETER
CLAUDIO JOHANNPETER
(Names of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
37373P 10 5
(CUSIP Number of Class of Securities)

Robert E. Lewis Vice President, General Counsel and Corporate Secretary Gerdau Ameristeel Corporation 4221 W. Boy Scout Blvd., Suite 600 Tampa, Florida 33607 (813) 207-2322	Expedito Luz Executive Vice President, Legal and Compliance Gerdau S.A. Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005 +55 51 3323 2441
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With copies to:

Andrew J. Beck, Esq. Daniel P. Raglan, Esq. Torys LLP 237 Park Avenue New York, New York 10017 (212) 880-6000	Alan Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☑	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$660,828,245*	$47,118**

*	For purposes of determining the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, the transaction value of the common shares of Gerdau Ameristeel Corporation to be received by Gerdau Steel North America Inc., assuming acceptance of the offer by all holders of Gerdau Ameristeel Corporation’s common shares and options in the United States, is calculated as follows: multiplying (i) 60,075,295, the number of shares of Gerdau Ameristeel Corporation held by shareholders in the U.S. or subject to options held by persons in the U.S., by (ii) $11.00, the price to be paid for the shares held by such shareholders.

**	In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the transaction value by 0.0000713.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid: $47,118
Form or registration no.: Schedule 13E-3, File No. 005-80121
Filing Party: Gerdau Ameristeel Corporation, Gerdau S.A. and Gerdau Steel North America Inc.
Date Filed: July 9, 2010

     This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Amendment No. 2”) amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on July 9, 2010, and amended on August 6, 2010, by Gerdau Ameristeel Corporation (the “Corporation”), a company organized under the laws of Canada, Gerdau S.A., a company organized under the laws of Brazil, and Gerdau Steel North America Inc. (the “Acquiror”), a company organized under the laws of Canada (collectively, the “Filing Persons”) with respect to the plan of arrangement pursuant to which the Acquiror will acquire all of the outstanding common shares of the Corporation not already owned, directly or indirectly, by Gerdau S.A. and the Corporation will become a wholly-owned subsidiary of the Acquiror.
     The Schedule 13E-3 is amended and supplemented to include Mario Longhi, Jorge Gerdau Johannpeter, Frederico C. Gerdau Johannpeter, Andre Gerdau Johannpeter and Claudio Johannpeter (the “New Filing Persons”) as “filing persons” to the Schedule 13E-3. References to the Filing Persons in the Schedule 13E-3 is amended to include the New Filing Persons, in addition to the Corporation, Gerdau S.A. and the Acquiror.
     Mario Longhi is the President and Chief Executive Officer of the Corporation, as well as a director of the Corporation and an Executive Vice President of Gerdau S.A.’s Executive Committee. Jorge Gerdau Johannpeter and Frederico C. Gerdau Johannpeter are directors of both the Corporation and Gerdau S.A. Andre Gerdau Johannpeter is a director of the Corporation, a director and the Chief Executive Officer of Gerdau S.A., and the President of the Acquiror. Claudio Johannpeter is a director of the Corporation and a director and the Chief Operation Officer of Gerdau S.A. For additional background information regarding the New Filing Persons, see Schedules I, II and III to the Schedule 13E-3, which is incorporated herein by reference.
     This Amendment No. 2 also amends and supplements information contained in the Circular as set out in the Supplemental Information Statement, dated August 13, 2010, to the Management Proxy Circular dated July 7, 2010 (the “Supplement”), which is attached as Exhibit (a)(1)(8). References to the “Circular” in the Schedule 13E-3 is amended to mean the Circular, as amended by the Supplement. References in the Schedule 13E-3 to the section of the Circular entitled “Information Regarding the Arrangement” is hereby deleted and replaced with “Special Factors.” References in the Schedule 13E-3 to the section of the Circular entitled “Position of the Acquiror and Gerdau S.A. Regarding Fairness of the Arrangement” is hereby deleted and replaced with “Position of the Acquiror, Gerdau S.A. and the Gerdau Designees Regarding Fairness of the Arrangement.” In addition, to the extent information contained in a section of the Circular is modified by the Supplement, all references to such section of the Circular in the Schedule 13E-3, as amended by this Amendment No. 2, shall be to such section of the Circular as so modified.
     Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Circular, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 15 of this Schedule 13E-3 and is supplemented by the information specifically provided for herein.
     All information contained in, or incorporated by reference into, this Amendment No. 2 concerning each Filing Person was supplied by such Filing Person, and no other Filing Person takes responsibility for the accuracy of such information as it relates to any other Filing Person.
     Capitalized terms used herein but not defined in this Amendment No. 2 shall have the meanings given to them in the Circular.
Item 8. Fairness of the Transaction
     Item 8 of the Schedule 13E-3 is hereby amended and supplemented by adding the following:
     “Each of the New Filing Persons believes that the Arrangement is fair to the Public Shareholders and unaffiliated Shareholders. In reaching such conclusion, the New Filing Persons considered and relied upon the same factors and considerations that the Special Committee relied upon, as described in the Circular, as amended by the Supplement, and adopted the Special Committee’s analyses in their entirety.”
Item 16. Exhibits
Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following:
(a)(1)(8)	Supplemental Information Statement, dated August 13, 2010, to the Management Proxy Circular dated July 7, 2010.
(c)(2)	RBC’s slide presentation entitled “Discussion with the Special Committee — Project Selection,” dated May 10, 2010.
(c)(3)	J.P. Morgan’s backup slide for discussion with Gerdau S.A.

2

SIGNATURE
     After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of August 13, 2010

GERDAU AMERISTEEL CORPORATION
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Corporate Secretary

GERDAU S.A.
By:	/s/ Osvaldo Burgos Schirmer
	Name:	Osvaldo Burgos Schirmer
	Title:	Executive Vice President

GERDAU STEEL NORTH AMERICA INC.
By:	/s/ Osvaldo Burgos Schirmer
	Name:	Osvaldo Burgos Schirmer
	Title:	Director

[Signature Page to Amendment No. 2 to Schedule 13E-3]

/s/ Jorge Gerdau Johannpeter
JORGE GERDAU JOHANNPETER

/s/ Frederico C. Gerdau Johannpeter
FREDERICO C. GERDAU JOHANNPETER

/s/ Andre Gerdau Johannpeter
ANDRE GERDAU JOHANNPETER

/s/ Claudio Johannpeter
CLAUDIO JOHANNPETER

[Signature Page to Amendment No. 2 to Schedule 13E-3]

/s/ Mario Longhi
MARIO LONGHI

[Signature Page to Amendment No. 2 to Schedule 13E-3]

EXHIBIT INDEX
(a)(1)(8)	Supplemental Information Statement, dated August 13, 2010, to the Management Proxy Circular dated July 7, 2010.

(c)(2)	RBC’s slide presentation entitled “Discussion with the Special Committee — Project Selection,” dated May 10, 2010.

(c)(3)	J.P. Morgan’s backup slide for discussion with Gerdau S.A.